Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

February 17, 2009

PAGE TITLE	About iPath ETNs
TAB	Overview
URL	http://www.ipathetn.com/Exchange-Traded-Notes-overview.jsp

[Header]

ABOUT iPATH EXCHANGE TRADED NOTES

iPath Exchange Traded Notes (ETNs) are innovative investment products from Barclays that seek to provide investors with a way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

•	What are iPath Exchange Traded Notes?

•	What are the advantages of iPath ETNs?

•	How are the returns of iPath ETNs calculated?

•	How do I buy an iPath ETN?

•	How do I sell an iPath ETN?

•	Do the iPath ETNs currently available make interest payments?

•	Do the iPath ETNs currently available make dividend distributions?

•	Do the iPath ETNs currently available offer principal protection?

•	Are iPath ETNs rated?

•	Who is the issuer?

•	Who is Barclays Capital Inc.?

•	What is Barclays Global Investors’ (BGI’s) role?

•	Do iPath ETNs have voting rights?

•	Are iPath ETNs registered?

•	Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

What are iPath Exchange Traded Notes?

iPath Exchange Traded Notes (ETNs) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a way to access the returns of market benchmarks or strategies. ETNs are not equities or index funds, but they do share several characteristics. For example, like equities, they trade on an exchange and can be shorted¹. Like an index fund, they are linked to the return of a benchmark index.

What are the advantages of iPath ETNs?

iPath ETNs provide investors with convenient exposure to the returns of market benchmarks, less investor fees, with easy transferability and an exchange listing. The ETN structure allows investors to achieve cost-effective investment in previously expensive or difficult-to-reach market sectors or strategies.

How are the returns of iPath ETNs calculated?

iPath ETNs are designed to provide investors a return that is linked to the performance of a market index, less investor fees.

How do I buy an iPath ETN?

The iPath ETNs currently available are listed on major exchanges and are available for purchase, similar to other publicly traded securities.

How do I sell an iPath ETN?

Investors can liquidate iPath ETNs one of three ways:

•	Sell in the secondary market during trading hours.

•

Redeem a large block of securities, typically 50,000 securities directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus². A redemption charge may apply.

•

Hold until maturity and receive a cash payment from the issuer, Barclays Bank PLC, equal to the principal amount of the securities times the index factor on the final valuation date, less the investor fee on the final valuation date.

Do the iPath ETNs currently available make interest payments?

No.

Do the iPath ETNs currently available make dividend distributions?

No.

Do the iPath ETNs currently available offer principal protection?

No. Investors will receive the performance of the index to which the iPath ETN is linked, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Are iPath ETNs rated?

No. The iPath ETNs are not rated, but rely on the ratings of the issuer, Barclays Bank PLC3.

Who is the issuer?

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the USA, Africa and Asia.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 155,000 people.

Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Who is Barclays Capital Inc.?

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the iPath ETNs. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US broker/dealer regulated by the SEC and the FINRA.

What is Barclays Global Investors’ (BGI’s) role?

BGI’s broker/dealer affiliate, Barclays Global Investors Fund Distribution Company, will engage in the promotion of iPath ETNs to intermediaries including registered broker/dealers and registered investment advisors, and to end-users, such as mutual funds, hedge funds, and insurance companies.

Do iPath ETNs have voting rights?

No. The iPath ETNs are debt securities and have no voting rights.

Are iPath ETNs registered?

Yes. The iPath ETNs are registered under the Securities Act of 1933.

Are iPath ETNs linked to commodity indexes CFTC (Commodity Futures Trading Commission) regulated?

No. iPath ETNs are debt securities issued by Barclays Bank PLC and are not regulated by CFTC; however, futures contracts underlying the relevant market index may be regulated by the CFTC.

¹	With short sales, you risk paying more for a security than you receive from its sale.
²	The issuer may from time to time in its sole discretion reduce, in part or in whole, the minimum redemption amount. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.
³	Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

PRIVACY POLICY    |    TERMS OF USE    |    BARCLAYS    |    BARCLAYS CAPITAL INC.    |    BARCLAYS GLOBAL INVESTORS    |    PRESS RELEASES

©2009 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

PAGE TITLE	About iPath ETNs
TAB	Structure
URL	http://ipathetn.com/Exchange-Traded-Notes-structure.jsp

[Header]

ABOUT iPATH EXCHANGE TRADED NOTES

iPath Exchange Traded Notes (ETNs) are innovative investment products from Barclays that seek to provide investors with a way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

•	How iPath ETNs are structured

•	Differences and similarities between ETNs and Exchange Traded Funds (ETFs)

How iPath ETNs are structured

iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors access to the returns of various market benchmarks. The returns of iPath ETNs are linked to the performance of a market benchmark or strategy, less investor fees.

Highlights

Payment at maturity	If you hold your iPath ETNs to maturity, you will receive a cash payment at maturity that is linked to the performance of the corresponding index during the period beginning on the trade date and ending at maturity, less investor fees.

Liquidating prior to maturity

You can liquidate iPath ETNs before their maturity date in two ways:

•     Trade them on the exchange

•     Redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to Barclays Bank PLC, subject to the procedures described in the relevant prospectus. A redemption charge may apply.

Coupon	Interest will not be paid during the term of the iPath ETNs.

Investor fee	The investor fee is calculated cumulatively based on the Yearly Fee and the performance of the underlying index or currency exchange rate and increases each day based on the level of the index or currency exchange rate on that day. Because the investor fee reduces the amount of your return at maturity or upon redemption, if the value of the underlying decreases or does not increase significantly, you may receive less than the principal amount of your investment at maturity or upon redemption. For a more complete description of how the investor fee is calculated, please see the applicable product page and Pricing Supplement.

No principal protection	Investors will receive a cash payment linked to the performance of the corresponding index, less investor fees. The index may go up or down. Even if the index goes up, investors may not recover their principal once investor fees are deducted.

Ratings	The iPath ETNs are not rated, but rely on the ratings of the issuer, Barclays Bank PLC.

Unsecured debt	iPath ETNs are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC.

Voting rights	Because the iPath ETNs are debt securities, they do not have any voting rights.

Distributions	The iPath ETNs currently available do not make dividend distributions.

(For more details, please refer to the prospectus for the relevant iPath ETN.)

Differences and similarities between ETNs and Exchange Traded Funds (ETFs)

Both ETNs and ETFs provide investors access to the returns of various market benchmarks. However, ETNs are senior, unsecured debt securities issued by Barclays Bank PLC, whereas ETFs are typically registered investment companies and are collateralized by an underlying portfolio of securities.

	ETN	ETF
Liquidity	Daily on exchange	Daily on exchange
Registration	Securities Act of 1933	Investment Company Act of 1940
Recourse	Issuer credit	Portfolio of securities
Principal risk	Market and issuer risk	Market risk
Institutional size redemption	Daily to the issuer	Daily via custodian
Short sales	Yes, on an uptick or a downtick	Yes, on an uptick or a downtick

PRIVACY POLICY    |    TERMS OF USE    |    BARCLAYS    |    BARCLAYS CAPITAL INC.    |    BARCLAYS GLOBAL INVESTORS    |    PRESS RELEASES

©2009 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

PAGE TITLE	About iPath ETNs
TAB	Trading/Redemption
URL	http://ipathetn.com/Exchange-Traded-Notes-trading.jsp

[Header]

ABOUT iPATH EXCHANGE TRADED NOTES

iPath Exchange Traded Notes (ETNs) are innovative investment products from Barclays that seek to provide investors with a way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

•	Where are iPath ETNs listed?

•	When can I buy or sell iPath ETNs?

•	Can the iPath ETNs currently available be shorted?

•	Is there a minimum trade size for iPath ETNs?

•	How can I find iPath ETNs on Bloomberg?

•	Is a net asset value (NAV) calculated?

•	Is an intrinsic value calculated?

•	Do the iPath ETNs trade at their indicative value?

•	How can iPath ETNs be redeemed directly to the Issuer prior to the maturity date?

•	What is the redemption charge?

•	If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

•	Is there a capacity constraint with respect to the iPath ETNs?

•	Is a Series 3 license required to sell iPath ETNs?

Where are iPath ETNs listed?

The iPath ETNs currently available are listed on major exchanges.

When can I buy or sell iPath ETNs?

iPath ETNs can be bought or sold anytime during market hours.

Can the iPath ETNs currently available be shorted? 4

Yes, on an upstick or a downtick and subject to the ability to locate shares to borrow.

Is there a minimum trade size for iPath ETNs?

No. iPath ETNs can be bought and sold at their market price on the secondary market similar to other publicly traded securities.

How can I find iPath ETNs on Bloomberg?

Information regarding iPath ETNs can be found on Bloomberg by typing the relevant ETN’s trading symbol, then the “Equity” key, then “Go.” For example, for information regarding the iPath® S&P GSCI™ Total Return Index ETN, type: GSP <Equity> <Go>.

Is a net asset value (NAV) calculated?

No. Because iPath ETNs are debt securities, and not mutual funds, they will not have an NAV.

Is an intrinsic value calculated?

An intraday “indicative value” meant to approximate the intrinsic economic value of each iPath ETN is calculated and published by Bloomberg or a successor. Additionally, the daily indicative value of each iPath ETN is calculated and published at the end of each trading day at www.iPathETN.com. For a more complete description of how the daily indicative value is calculated for each iPath ETN, please see the applicable product page and Pricing Supplement at www.iPathETN.com.

Do the iPath ETNs trade at their indicative value?

The indicative value calculation is provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption, or termination of the iPath ETNs, nor does it reflect hedging or transaction costs, credit considerations, market liquidity, or bid-offer spreads. Published index levels from the sponsors of the indexes underlying the iPath ETNs may occasionally be subject to delay or postponement. Any such delays or postponements will affect the Current Index Level and therefore the indicative value of your iPath ETNs. Index levels provided by the sponsors of the indexes underlying the iPath ETNs do not necessarily reflect the depth and liquidity of the underlying relevant market. For this reason and others, the actual trading price of the iPath ETNs may be different from their indicative value.

In addition to being available for trading on an exchange, the early redemption feature allows a large block of securities, typically 50,000 units of a particular iPath ETN, to be redeemed directly to Barclays Bank PLC for the redemption value, as described in the applicable Pricing Supplement. The historical daily indicative value is published each day at www.iPathETN.com. The redemption feature is intended to induce arbitrageurs to counteract any trading of the iPath ETNs at a premium or discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

How can iPath ETNs be redeemed directly to the issuer prior to the maturity date?

Investors may redeem a large block of securities, typically at least 50,000 units of a particular iPath ETN, directly to the issuer, subject to the procedures described in the relevant prospectus. A redemption charge may apply.

What is the redemption charge?

The redemption charge is a one-time transaction charge imposed only in the case of early redemptions for certain iPath ETNs. The charge is intended to allow the issuer to recoup brokerage and other costs incurred in connection with an early redemption (although the proceeds from the charge may be more or less than such costs). Investors transacting on the secondary market will not incur a redemption charge.

If Barclays Bank PLC’s credit rating is downgraded, what happens to the indicative value?

The indicative value calculation of the iPath ETNs will not change in response to a Barclays Bank PLC credit event. However, the trading price of the iPath ETNs may be adversely impacted.

Is there a capacity constraint with respect to the iPath ETNs?

Should demand for any iPath ETN exceed the initial amount of securities issued, subsequent issuances may be made under the registration statement. The terms of the new issue—maturity date, investor fee, ticker, CUSIP—will be the same as the original issue, and it is expected that both issues would be immediately fungible.

Information for Advisors Only

Broker/dealers are reminded to consider FINRA Notice to Members 05-59 (September 2005) before recommending iPath ETNs to their customers.

Is a Series 3 license required to sell iPath ETNs?

No.

PRIVACY POLICY    |    TERMS OF USE    |    BARCLAYS    |    BARCLAYS CAPITAL INC.    |    BARCLAYS GLOBAL INVESTORS    |    PRESS RELEASES

©2009 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

PAGE TITLE	About iPath ETNs
TAB	Taxation
URL	http://ipathetn.com/Exchange-Traded-Notes-trading.jsp

[Header]

ABOUT iPATH EXCHANGE TRADED NOTES

iPath Exchange Traded Notes (ETNs) are innovative investment products from Barclays that seek to provide investors with a way to access the returns of a market or strategy, less investor fees. The following are answers to questions financial professionals and individuals commonly ask about iPath Exchange Traded Notes.

•	How are iPath ETNs treated for U.S. federal income tax purposes?

•	What makes iPath ETNs an attractive investment option?

•	Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs?

•	What is the ruling on the U.S. tax treatment of iPath ETNs?

•	What does it mean for iPath single currency ETN investors?

•	Do iPath single currency ETN investors need to submit a form to the IRS requesting certain tax treatment?

•	What are the benefits of investing in iPath single currency ETNs?

•	What is Barclays’ reaction to the ruling on the U.S tax treatment of iPath ETNs?

•	What is the current tax status on equity, commodity and certain alternatives ETNs?

•	What is Barclays’ position about the tax status of the equity, commodity and certain alternatives ETNs?

How are iPath ETNs treated for U.S. federal income tax purposes?

All iPath ETNs, except single currency ETNs, should be treated for all tax purposes as prepaid contracts with respect to the relevant index. If such iPath ETNs are so treated, investors should recognize gain or loss upon the sale, redemption or maturity of their iPath ETNs in an amount equal to the difference between the amount they receive at such time and their cost basis in the securities. Such gain or loss should generally be capital gain or loss, except with respect to those iPath ETNs for which you agree to treat such gain or loss as ordinary, as detailed in the chart below.

The following table summarizes certain U.S. federal tax consequences that holders of iPath ETNs and Barclays agree to be subject to by purchasing an iPath ETN. These tax consequences, however, are not certain and alternative treatments are possible. Please see the applicable prospectus for a more complete discussion of the primary tax treatment and alternative tax characterizations that are possible with respect to each iPath ETN.

TYPE	TREATMENT AT MATURITY	RECOGNITION OF CURRENT INCOME	TICKERS
Commodities, Buy Write, Equity, Alternatives	Capital gains	No	DJP, GSP, JJA, JJE, JJG, JJS, JJM, JJP, COW, GAZ, OIL, NIB, JO, BAL, SGG, JJU, JJC, LD, JJN, JJT, PGM, BWV, INP, GRN, VXX, VXZ

Carry Trade	Ordinary Income	No	ICI

Single Currency	Ordinary Income	Yes	ERO, GBB, JYN

What makes iPath ETNs an attractive investment option?

Unlike mutual funds that may be required to make taxable distributions to shareholders, the iPath ETNs currently available will not make taxable distributions. This enables investors to control the timing of taxable events related to their investment in iPath ETNs. However, the IRS and U.S. Treasury are actively considering the tax treatment of instruments such as iPath ETNs, which could change.

Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs?

Yes, for iPath single currency ETNs only.

What is the ruling on the U.S. tax treatment of iPath ETNs?

Revenue ruling 2008-1, issued on December 7, 2007, holds that certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered or traded on an exchange—should be treated like debt for federal tax purposes. Revenue Ruling 2008-1 extends to iPath single currency Exchange Traded Notes (ETNs).

What does it mean for iPath single currency ETN investors?

This means that any interest accrued (net of fees) during the life of the note is taxable to investors, even though the interest is reinvested and not paid out until the holder sells the ETN or the note matures. It also means that a gain or loss from the sale or redemption of the notes will be ordinary and investors will not be able to elect capital gain treatment.

Do iPath single currency ETN investors need to submit a form to the IRS requesting certain tax treatment?

No, it is not necessary to elect any specific treatment since the IRS has ruled how financial instruments linked directly to the value of a foreign currency should be treated from a tax perspective. Most custodians will provide Form 1099 OID for annual tax reporting purposes.

What are the benefits of investing in iPath single currency ETNs?

Institutional and individual investors increasingly recognize that currency exposure may constitute a separate asset class to provide portfolio diversification and add potential portfolio returns. The iPath single currency ETNs provide simple, transparent and cost-effective access to three significant exchange rates.

What is Barclays’ reaction to the ruling on the U.S tax treatment of iPath ETNs?

The ruling provides investors clarity on the tax treatment of certain financial instruments linked directly to the value of a foreign currency—regardless of whether the instrument is privately offered, publicly offered, or traded on an exchange. In addition, because they make no distributions, holders benefit from daily compounding.

What is the current tax status on equity, commodity and certain alternatives ETNs?

The revenue ruling does not apply to ETNs that are linked to equities, commodities or certain alternatives. The IRS also issued notice 2008-2 asking for comments by May 13, 2008 on the appropriate tax treatment of instruments such as the equity and commodity ETNs.

What is Barclays’ position about the tax status of the equity, commodity and certain alternatives ETNs?

Barclays is aligned with the Securities Industry and Financial Markets Association (SIFMA). We believe that the tax treatment of investment products should be driven by the product’s tax attributes. Mutual funds and ETNs are taxed differently because they are fundamentally different products. Investors who buy shares in a mutual fund own the underlying securities and receive dividend income from those securities annually which is taxable. ETN investors do not own underlying securities and receive no dividends while holding the ETN.

PRIVACY POLICY    |    TERMS OF USE    |    BARCLAYS    |    BARCLAYS CAPITAL INC.    |    BARCLAYS GLOBAL INVESTORS    |    PRESS RELEASES

©2009 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.